Schedule B
to the Distribution and Service (Rule 12b-1) Plan

(as amended on December 3, 2015 to add the Scharf Alpha Opportunity Fund)

Series or Fund of Advisors Series Trust
Scharf Global Opportunity Fund
Scharf Fund
Scharf Alpha Opportunity Fund

ADVISORS SERIES TRUST
on behalf of the Funds listed on Schedule B

By:        /s/ Douglass G. Hess
Name:  Douglas G. Hess
Title:    President